[redacted]

12012174

AB 3/28 KW 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 29 2012 Washington, DC 123

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sanders Morris Harris Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5800
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Ball (713) 224-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thorton LLP
(Name – *if individual, state last, first, middle name*)

2700 Three Allen Center, 333 Clay Street	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, George L. Ball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sanders Morris Harris, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer

Title

SUSAN EVA BAILEY
MY COMMISSION EXPIRES
March 6, 2012

Susan Eva Bailey

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consolidated Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Sanders Morris Harris Inc.

For the Year Ended December 31, 2011

Contents

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168

T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sanders Morris Harris Inc.

We have audited the accompanying consolidated statement of financial condition of Sanders Morris Harris Inc. (a Texas corporation) (a wholly owned subsidiary of The Edelman Financial Group, Inc.) and subsidiaries (collectively, the "Company") as of December 31, 2011 and the related consolidated statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanders Morris Harris Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Grant Thornton LLP

Houston, Texas
February 29, 2012

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(In thousands, except per share and share amounts)

Assets

Cash and cash equivalents	$	17,283
Deposits with clearing organizations		300
Receivables, net		10,042
Receivable from parent and affiliates		17,318
Receivable from broker-dealer		204
Securities owned:		
Marketable		5,726
Not readily marketable		24,877
Furniture, equipment, and leasehold improvements, net		4,740
Other assets		2,135
Total assets	$	82,625

Liabilities and Equity

Liabilities:		
Payable to parent and affiliates	$	7,148
Accounts payable and accrued liabilities		4,465
Sales commissions and bonuses payable		3,665
Deferred compensation		477
Deferred tax liability, net		10,517
Total liabilities		26,272
Commitments and contingencies		
Equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 60,729 shares issued and outstanding		1
Additional paid-in capital		60,032
Accumulated deficit		(5,966)
Total Sanders Morris Harris Inc. stockholder's equity		54,067
Noncontrolling interest		2,286
Total equity		56,353
Total liabilities and equity	$	82,625

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended December 31, 2011
(Dollars in thousands)

Revenue:		
Commissions	$	11,825
Principal transactions, net		1,609
Investment banking		6,069
Investment advisory and related services		11,274
Interest and dividends		1,922
Other income		1,464
Total revenue		34,163
Expenses:		
Employee compensation and benefits		26,807
Communications and data processing		2,461
Occupancy		5,037
Clearing and execution fees		843
Commissions		180
Loss on note receivable		4,375
Other		4,864
Total expenses		44,567
Loss from continuing operations before equity in income of limited partnerships and income taxes		(10,404)
Equity in income of limited partnerships		6,092
Loss from continuing operations before income taxes		(4,312)
Benefit for income taxes		(1,704)
Loss from continuing operations, net of income taxes		(2,608)
Loss from discontinued operations, net of income taxes of $(1,389)		(2,697)
Net loss		(5,305)
Less: Net income attributable to the noncontrolling interest		(1,367)
Net loss attributable to Sanders Morris Harris Inc.	$	(6,672)

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Year Ended December 31, 2011
(In thousands, except share amounts)

	Common stock		Additional paid-in capital	Retained earnings/ (Accumulated deficit)	Noncontrolling interest	Total
	Shares	Amount				
Balance, December 31, 2010	60,729	$ 1	$ 60,032	$ 706	$ 2,977	$ 63,716
Net loss attributable to Sanders Morris Harris Inc.	-	-	-	(6,672)	-	(6,672)
Net income attributable to the noncontrolling interest	-	-	-	-	1,367	1,367
Distributions	-	-	-	-	(2,058)	(2,058)
Balance, December 31, 2011	60,729	$ 1	$ 60,032	$ (5,966)	$ 2,286	$ 56,353

The accompanying notes are an integral part of this statement.

Sanders Morris Harris Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2011
(Dollars in thousands)

Cash flows from operating activities:		
Net loss	$	(5,305)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2,004
Loss on disposal of assets		2,480
Provision for bad debts		1,246
Loss on note receivable		4,375
Compensation expense related to amortization of broker notes		504
Deferred income taxes		8,353
Equity in income of limited partnerships		(6,092)
Unrealized and realized gains on not readily marketable securities owned, net		(245)
Net change in:		
Receivables, net		(2,844)
Receivable from broker-dealer		199
Receivable from parent and affiliates		(15,622)
Marketable securities owned		7,324
Deposits with clearing organizations		1,663
Other assets		(576)
Payable to parent and affiliates		5,174
Securities sold, not yet purchased		(10,242)
Accounts payable and accrued liabilities		(2,940)
Sales commissions and bonuses payable		925
Deferred compensation		233
Net cash used in operating activities		(9,386)
Cash flows from investing activities:		
Capital expenditures		(735)
Proceeds from sale of assets		24
Proceeds from notes issued to Concept Capital Holdings, LLC		(4,039)
Proceeds from sales of not readily marketable securities owned		11,633
Purchases of not readily marketable securities owned		(300)
Net cash provided by investing activities		6,583
Cash flows from financing activities:		
Distributions to noncontrolling interest		(2,058)
Net cash used in financing activities		(2,058)
Net decrease in cash and cash equivalents		(4,861)
Cash and cash equivalents, beginning of year		22,144
Cash and cash equivalents, end of year	$	17,283

The accompanying notes are an integral part of this statement.

NOTE A – ORGANIZATION

Sanders Morris Harris Inc. (the "Company" or "SMH"), a wholly owned subsidiary of The Edelman Financial Group Inc. ("TEFG") is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts at December 31, 2011 are carried by several clearing firms including Pershing LLC, an affiliate of The Bank of New York Mellon, First Clearing Corporation, and T.D. Ameritrade under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

In addition, the Company manages, through its interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the industrial services, healthcare, technology, medical, life sciences, and energy industries.

During the first quarter of 2009, the Company closed three retail offices. The operating results for these offices are included in "Loss from discontinued operations, net of income taxes". During the fourth quarter of 2009, SMH contributed to Madison Williams Capital, LLC ("Madison") the assets, properties, working capital, and rights related and/or pertaining to its investment banking, institutional trading (including equity sales and fixed income sales), New York trading, and research businesses (excluding The Juda Group and the Concept Capital divisions) (the "Capital Markets Business") in exchange for a 17.5% Class A membership interest in Madison, cash, and a note issued by Madison to the Company. All equity and notes receivable balances for Madison were written off in the second and third quarters of 2011, due to Madison's capital deficiency and subsequent bankruptcy filing in 2011.

On March 1, 2010, the Company entered into an agreement with the principals of the Concept Capital division of SMH ("Concept"), in which we agreed to contribute certain of the assets, properties, and other rights of the Company pertaining to Concept to Concept Capital Markets, LLC ("CCM"), a wholly-owned subsidiary of Concept Capital Holdings, LLC ("CCH"), and Concept Capital Administration, LLC ("CCAdmin"), two new entities formed by the principals of Concept. The Washington Research Group of Concept was sold during the fourth quarter of 2010 prior to the spin-off of Concept.

After the spin-off transaction closed on December 31, 2010, the Company retained a 24% capital interest and 43.48% profit and loss interest in CCH and a 43.48% member interest in CC Admin. The terms of the transaction provide that the Company retains 50% of the cash and cash equivalents and investment positions held by the division at closing. Members of management of the division retained the remaining interests in the new entities. Due to the Company's significant continuing involvement in Concept, results from operations of Concept were included within continuing operations. SMH continued to provide services to Concept based on a service agreement signed between the entities in 2010 until CCM secured a significant clearing agreement in the first quarter of 2011. The remaining profit and loss interests and member interests in CCH and CCAdmin were sold back to the respective entities on December 31, 2011. Upon sale of the remaining equity interests, the results of operations for the Concept entities are included in "Loss from discontinued operations, net of income taxes" for the twelve months ended December 31, 2011.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

On January 1, 2010, we deconsolidated an investment in one of the Company's limited partnerships. This entity had previously been consolidated due to the level of financial support provided by the Company. It was determined that the Company did not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. The Company has accounted for this limited partnership investment at fair value since January 1, 2010. This investment is now reported on the Consolidated Balance Sheet within "Securities owned – not readily marketable", with the change in fair value included in "Equity in income of limited partnerships" on the Consolidated Statement of Operations. The fair value of this investment is $17.6 million at December 31, 2011, which is also the Company's maximum exposure to loss from this nonconsolidated VIE.

CCH, CCAdmin and Madison were additional VIEs through December 31, 2011 that were former divisions of the Company that were previously consolidated, but due to the spin-offs that occurred in 2009 for Madison and in 2010 for Concept, the new entities formed due to the spin-off were not consolidated. Management did not have the power to direct the activities of CCH, CCAdmin or Madison. The remaining profits and member interests in CCH and CCAdmin were sold on December 31, 2011, and the remaining investment in Madison was written off in 2011.

The Company does not intend to provide additional financial support in the future to CCH, CCAdmin or Madison. In a final spin-off transaction for Concept on December 31, 2011, the remaining profits and member interests in CCH and CCAdmin of $1.0 million were sold back to the respective entities for $25,000. The two note receivables issued by CCH were exchanged for one note receivable with minimum principal payments due beginning January 1, 2014. The loss on the exchange of notes and profits and member interest is recorded in "Loss from discontinued operations" on the Consolidated Statement of Operations. The Company's maximum exposure to loss for CCH and CCAdmin is the value of the remaining note receivable with a balance, net of discount, of $4.9 million as of December 31, 2011.

All assets held related to Madison have been written off as of December 31, 2011, including a note of $8.0 million, of which half of the note and accrued interest in the amount of $4.4 million was written down in the second quarter of 2011. This loss on the note is included in "Loss on note receivable". The other half of the note was converted to equity in the third quarter of 2011. The total equity in Madison of $6.5 million, including the conversion of $4.4 million remaining note value to equity was written off in the third quarter of 2011 and included in "Equity in income of limited partnerships". A related-party receivable with Madison, in the amount of $1.4 million for sublease and other expenses billed to Madison by SMH was also written off in the third quarter of 2011 and included in bad debt expense within "Other expenses" for a total write off of $12.3 million in the second and third quarters of 2011 for Madison. Madison notified the Financial Industry Regulatory Authority ("FINRA") on September 27, 2011, that it had a net capital violation and would not be able to cure the capital deficiency and operate in future periods. There is no additional exposure to loss related to Madison as of December 31, 2011.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

2. Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

3. Receivables

Receivables are stated at their net realizable value. Interest income is recognized using the effective interest method over the life of the related receivable. If a receivable is noninterest-bearing or carries an unreasonable rate of interest and is not due within one year, the Company will impute interest at an appropriate market rate for comparable instruments and record a corresponding discount.

We offer transition pay, principally in the form of upfront notes receivable ("broker notes"), to financial advisors and certain key revenue producers as part of our Company's overall growth strategy. These broker notes are generally forgiven by a charge to employee compensation and benefits over a one- to six-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. If the individual leaves before the term of the broker note expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful accounts from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employee's overall financial position.

Management monitors receivables for any collectability issues. The Company does not typically require collateral. Receivables are considered past due when payment is not received in accordance with the contractual terms on the invoice or agreement. The accrual of interest on receivables is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When the interest accrual is discontinued, all uncollected accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of the remaining past-due principal balance. Receivables are returned to accrual status when payments are brought current and, in management's judgment, the receivable will continue to pay as agreed. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance.

4. Securities Owned

Marketable securities are carried at fair value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from not marking readily marketable securities owned to fair value or estimated fair value are included in revenue under the caption "Equity in income of limited partnerships".

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Unrealized gains or losses from marking warrants and marketable securities owned to fair value are included in revenue under the caption "Principal transactions, net". Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The consolidated management companies record their investments in the investment partnerships at net asset value, which includes income and carried interest in the investment partnerships. The unrealized gains or losses from the consolidated management companies as a result of the change in net asset values are included in the caption "Equity in income of limited partnerships" in the Consolidated Statement of Operations. Regular-way proprietary securities transactions and the related income/expense are recorded on trade date basis. Realized gains and losses from sales of securities are computed using the average cost method and are included in revenue in the caption "Principal transactions, net".

Investments in not readily marketable securities, marketable securities with insufficient trading volumes, and restricted securities have been valued at their estimated fair value by the Company in the absence of readily ascertainable market values. Not readily marketable investments, consist primarily of investments in private companies, limited partnerships, equities, options, and warrants. Investments in private investment limited partnerships are carried at fair value and based on quarterly valuations prepared by the general partner of such partnerships, and reviewed by their valuation committee. Investments in other limited partnerships are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking investments classified within Level 3 of the fair value hierarchy to fair value or estimated fair value are included in "Equity in income of limited partnerships." Changes in fair value of the underlying funds which drive the change in net asset value of our ownership in certain limited partnerships are also included in the caption "Equity in income of limited partnerships" in the Consolidated Statement of Operations.

The Company estimates the fair value of its not readily marketable investments using various valuation techniques. The transaction price is typically its best estimate of fair value at inception. Ongoing reviews by the Company are based on an assessment of each underlying investment, incorporating valuations that consider one or more different valuation techniques (e.g., the market approach, the income approach, or the cost approach) for which sufficient and reliable information is available. The use of the market approach generally considers comparable transactions and trading multiples of comparable companies, while the use of the income approach generally consists of the net present value of the estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors.

The selection of appropriate valuation techniques may be affected by the availability of relevant inputs as well as the relative reliability of the inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances, multiple valuation techniques may be appropriate. The results of the application of the various techniques may not be equally representative of fair value, due to factors such as assumptions made in the valuation. In some situations, the Company may determine it appropriate to evaluate and weigh the results, as appropriate, to develop a range of possible values, with the fair value based on the Company's assessment of the most representative point within the range.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The inputs used by the Company in estimating the value of Level 3 investments include estimated capital expenditures, estimated operating costs, and risk-adjusted discount factors. Other relevant information considered by the Company may include the following factors: original transaction price, recent public or private transactions in the same or similar assets, restrictions on transfer, including the Company's right, if any, to require registration by the issuer of the offering and sale of securities held by the Company under the securities laws; significant recent events affecting the issuer, including significant changes in financial condition and pending mergers and acquisitions; and all other reasonable and customary factors affecting value. The fair value measurement of Level 3 investments does not include transaction costs that may have been capitalized as part of the investment's cost basis. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

5. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

6. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over the average asset life which ranges from a three to seven-year period.

7. Investment Banking

Investment banking revenue includes gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an agent or financial advisor in mergers and acquisitions and similar transactions. Sales concessions are recorded on the trade date; however, certain underwriting fees are recorded on a settlement date basis.

8. Investment Advisory and Related Services

Investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized over the service period. Partnership management fees are received quarterly, but are recognized as earned on a monthly basis.

9. Income Taxes

The Company is included in the consolidated federal return with TEFG and computes its provision and deferred tax assets and liabilities on a separate company basis.

The Company utilizes the asset and liability method for deferred income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements or tax returns. All expected future events other than changes in the law or tax rates are considered in estimating future tax consequences.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company utilizes a two-step approach to evaluate uncertain tax positions. Recognition, step one, requires evaluation of the tax position to determine if based solely on technical merits it is more likely than not to be sustained upon examination. Measurement, step two, is addressed only if a position is more likely than not to be sustained. In step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement with tax authorities. If a position does not meet the more likely than not threshold for recognition in step one, no benefit is recorded until the first subsequent period in which the more likely than not standard is met, the issue is resolved with the taxing authority, or the statute of limitations expires. Positions previously recognized are derecognized when we subsequently determine the position no longer is more likely than not to be sustained. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

The Company remains subject to examination by U.S. federal and state jurisdictions, as well as international jurisdictions for years subsequent to 2008 for federal and 2007 for state, and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. Penalties and related interest, if any, are recognized in other general and administrative expense.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority.

10. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

11. Risks and Uncertainties

The Company owns securities that are valued at fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements. In addition, the Company consolidates management companies of investment partnerships, which record their investments and carried interest in the investment partnerships at net asset value. Net asset value is determined by the fair value of the underlying partnership's investments. As a result of changes in market and other conditions, as well as company-specific conditions of the privately-held investments, it is at least reasonably possible that changes to the values of the investments could occur in the short term and be material to the Company's consolidated financial statements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

12. Discontinued Operations

The Company reports the results of operations of dispositions or assets held for sale as discontinued operations after the following criteria has been met; the operations and cash flows of the component have been, or will be, eliminated from ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the component after the disposal. Any resulting gain or loss realized from the disposal from a discontinued operation is included in the "Income or loss from discontinued operations, net of income taxes" classification on the Consolidated Statement of Operations.

13. New Authoritative Accounting Guidance

ASU No. 2011-03, Transfer and Servicing (ASC Topic 860) – Reconsideration of Effective Control for Repurchase Agreements. The FASB issued accounting guidance that removes the requirement to consider whether sufficient collateral is held when determining whether to account for repurchase agreements and other agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity or sales or as secured financings. The guidance is effective prospectively for transactions beginning on January 1, 2012. The Company does not expect a material impact on the Company's consolidated financial statements, upon implementation.

ASU No. 2011-04, Fair Value Measurement (ASC Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provides guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. The amendments are effective January 1, 2012 and will be applied prospectively. We expect the adoption of this new guidance will result in an increase of certain of our financial statement disclosures, but the adoption will not have any impact on our financial position or results of operations.

ASU No. 2011-05, Comprehensive Income (Topic 220) – Presentation of Comprehensive Income. ASU 2011-05 changes the presentation of Accumulated Other Comprehensive Income to no longer permit presentation on the statement of stockholders equity, but must be presented on the income statement, with the other comprehensive income items shown and total comprehensive income. Companies also have the option to present comprehensive income on a separate statement. The guidance is effective in interim and annual periods, beginning January 1, 2012, and will be applied prospectively. The Company does not expect a change in the presentation of the consolidated statement of operations and the statement of change in equity, upon implementation.

ASU No. 2011-08, Testing Goodwill for Impairment (Topic 350) – Intangibles – Goodwill and Other, ASU 2011-08 simplified the current two-step goodwill impairment test previously required by ASC 350-20, by permitting entities to first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the fair value of

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

a reporting unit is less than its carrying amount, it would then perform the goodwill impairment test; otherwise, no further impairment test would be required. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal periods beginning after December 15, 2011. All entities have the option to early adopt the amended guidance. We do not expect our adoption of this new guidance in 2012 to have any impact on our financial position or results of operations.

NOTE C – DISPOSITION

In January 2009, TEFG and SMH entered into a Contribution Agreement with Pan Asia China Commerce Corp. ("PAC3"), Madison Williams, and Madison Williams and Company, LLC ("New BD"), pursuant to which (a) PAC3 agreed to subscribe for and purchase a 40% Class A membership interest in Madison Williams in exchange for a cash payment and note and (b) SMH agreed to contribute to New BD the Capital Markets Business, including a specified amount of working capital (as adjusted for any profits or losses incurred in the Capital Markets Business between January 1, 2009, and the date of closing) less (i) the value of the accounts receivable contributed to Madison Williams, (ii) the value of certain assets in SMH's New Orleans, Louisiana office, (iii) the value of certain money security deposits and any advance payments, and (iv) the value of certain securities to be mutually agreed upon by the parties in exchange for a 20% Class A membership interest in Madison Williams, cash, and a note issued by Madison Williams to SMH. Members of management of the Capital Markets Business retained the remaining 40% membership interest in Madison Williams.

On November 9, 2009, TEFG, SMH, PAC3, and Madison Williams entered into an Amended and Restated Contribution Agreement with Fletcher Asset Management, Inc. ("Fletcher"), with respect to the formation of the New BD. Pursuant to the Amended and Restated Contribution Agreement, (a) PAC3's membership interest in Madison Williams was reduced to a 3.1% Class A membership interest and 28.0% Class B membership interest, (b) SMH's interest in Madison Williams was reduced to a 17.5% Class A membership interest, (c) Fletcher agreed to subscribe for and purchase a 40.5% Class A membership interest in Madison Williams in exchange for a cash contribution, and (d) the interest of management of Madison Williams was reduced to a 6.5% Class B membership interest. The Class A membership interests have a distribution preference over the Class B membership interests until a total of $8.5 million of distributions to the Class A membership interests have been made, and no distributions may be made to any class of Class B membership interests until the SMH note for $8.0 million has been repaid. This transaction closed on December 9, 2009. All equity and notes receivable balances for Madison were written off in the second and third quarters of 2011, due to Madison's capital deficiency and subsequent bankruptcy filing in 2011.

In March 2010, we entered into an agreement with the principals of Concept pursuant to which we agreed to contribute certain of the assets, properties, and other rights pertaining to Concept, including the prime brokerage, research and capital markets, fund accounting and administration, and research library businesses to CCM and CCAdmin, two new entities formed by the principals of Concept. The Washington Research Group of Concept was sold during the fourth quarter of 2010 prior to the spin-off of Concept. After the spin-off, the Company retained a 24% capital interest and 43.48% profit and loss interest in CCH and a 43.48% member interest in CCAdmin. The terms of the transaction provide generally that we retain 50% of the cash and cash equivalents and net security positions held by Concept at closing. Members of management of Concept retained the remaining interests in the new entities.

NOTE C – DISPOSITION – Continued

The spin-off transaction closed on December 31, 2010, following approval by the Financial Industry Regulatory Authority ("FINRA") of a new member application by CCM and a continuing membership application by the Company. In addition to the capital and profits interests in CCM and CCAdmin, the Company on (a) March 1, 2010, purchased from Concept Capital Holdings, LLC ("CCH"), a wholly-owned subsidiary of Concept Partners, LLC ("CP") at its face value, a note in the principal amount of $1.2 million and (b) on December 31, 2010, purchased from CCH a second note in the principal amount of $500,000, with an additional $4.0 million committed, generally equal to 50% of the sum of cash and cash equivalents and net security positions of Concept on December 31, 2010.

In a final spin-off transaction for Concept on December 31, 2011, the remaining profits and member interests in CCH and CCAdmin of $1.0 million were sold back to the respective entities for $25,000. The two note receivables issued by CCH were exchanged for one note receivable with minimum principal payments due beginning January 1, 2014. The total loss on disposition of Concept, net of tax, recorded in 2011 of $1.5 million is recorded in "Loss from discontinued operations, net of income taxes" on the Consolidated Statement of Operations.

NOTE D – RECEIVABLES, NET

The receivables, net balance at December 31, 2011 consists of the following (in thousands):

Notes receivable:		
Nonaffiliates	$	6,068
Employees and executives		1,564
Receivables from affiliated limited partnerships		533
Receivables from other affiliates		541
Receivables from customers		2,915
Allowances for bad debts		(1,579)
	$	10,042

Notes receivable from nonaffiliates that consist of uncollateralized promissory notes from unrelated companies bear interest at various rates up to 12% and are payable on demand.

CCH issued two uncollateralized notes during 2010, in connection with the Concept transaction, which are also included within Notes receivables from nonaffiliates. See *"Note C –Dispositions."* Amortization on the discount of these notes was included in interest income in the amount of $63,000 during 2011 and is recorded in "Interest and dividends" in the Consolidated Statement of Operations. These notes were exchanged for one note that bears a fixed interest rate at the applicable federal rate for instruments with a term of over ten years provided under Section 1274(d) of the Internal Revenue Code of 1986 on the closing date of December 31, 2011 in the amount of $5.9 million. Principal on the note is due monthly, beginning January 1, 2014, and interest is due monthly beginning February 1, 2012. A discount on the note was recorded in the amount of $970,000, based on the difference in market interest rates at the date of issuance and the stated rate

NOTE D – RECEIVABLES, NET – Continued

of interest on the notes. The discount will be amortized monthly over the life of the loan, and is recorded in "loss from discontinued operations, net of income taxes" in the Consolidated Statement of Operations at December 31, 2011.

Notes receivable from employees and executives primarily consist of noninterest bearing loans provided to certain executives and employees of the Company to induce the employees and executives to affiliate with the Company. No notes receivable were issued to employees during 2011. The notes typically are forgiven over a one to six-year period and have tiered maturities from 2012 through 2016 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the notes is forgiven if the employee remains employed by the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee. Such forgiveness is recorded as employee compensation and benefits in the Consolidated Statement of Operations.

At December 31, 2010, notes receivable from other affiliates primarily consisted of an $8.0 million uncollateralized note issued by Madison to the Company in connection with the spin-off of Madison in 2009. This note bore interest at 6% and the principal balance was due in full on the maturity date of December 9, 2019. During the second quarter of 2011, management determined that the note would be sold to a third-party for less than the face value of the note. Management evaluated a transaction to sell or contribute the note to a partnership and the interest accrued with a balance of $8.8 million as of June 30, 2011, for half of the principal and accrued interest balances. The note and accrued interest were reclassified to held-for-sale as of June 30, 2011, and recorded at the lower of cost or fair value less cost to sell. A $4.4 million loss on the note receivable held-for-sale was recorded during the three months ended June 30, 2011, and is included on the Consolidated Statement of Operations in "Loss on note receivable". The note receivable was also placed on nonaccrual status as of June 30, 2011, due to the deterioration of the credit quality of the receivable during the second quarter of 2011.

In mid-August 2011, the proposed transaction to sell the Madison receivable terminated. Madison was recapitalized, including receiving an additional $3.0 million from a third-party investor in the form of debt to increase the viability of Madison. At the time of the recapitalization, the Madison note was forgiven in a troubled debt restructuring since the loan could not be sold in the initial proposed transaction from the second quarter. In exchange for forgiveness of the Madison note, the Company received newly-issued preferred Series D membership units in Madison with a value of $4.0 million. The remaining balance of the Madison note and accrued interest classified as held-for-sale as of June 30, 2011, in the amount of $4.4 million, was written off and the Series D units were recorded at $4.0 million, resulting in a loss on troubled debt restructuring of $375,000, included within "Equity in income of limited partnerships" in the third quarter of 2011.

On September 27, 2011, Madison notified FINRA and the investors in Madison of a net capital violation, which has not and is not expected to be cured as of the issuance date of this report. Based on Madison's balance sheet as of September 30, 2011, there were not sufficient assets available to pay their debts and other working capital needs. Therefore, management wrote off the value of the Series D preferred units received from the troubled debt restructuring of $4.0 million, within "Equity in income from limited partnerships"

NOTE D – RECEIVABLES, NET – Continued

during the three months ended September 30, 2011. In addition to the write-down of the Series D units to $0, management also wrote down $2.5 million of Series A units that represent the remaining interests in Madison from the spin-off of Madison in 2009 during the three months ended September 30, 2011. A related party receivable from Madison to SMH for a sublease and other expenses that were billed to Madison was also written off in the third quarter of 2011, in the amount of $1.4 million within "Other expenses" on the Consolidated Statement of Operations. There are no remaining receivables or other expected losses, investments in, or funding commitments to Madison as of December 31, 2011.

The Company has two notes receivable on nonaccrual status as of December 31, 2011, due to nonpayment on the notes. One note in the amount of $920,000 does not have an allowance as of December 31, 2011, since the accrued interest through the date the note was placed on nonaccrual was paid in the second quarter of 2011. Although management believes the remaining interest is not recoverable, the loan principal appears to be collectible as of December 31, 2011, and as such the note is carried at its net realizable value. The other note receivable on nonaccrual status in the amount of $233,000 as of December 31, 2011, is fully reserved within the allowance for doubtful accounts. Accounts over 90 days past due are monitored at least quarterly by management.

NOTE E – SECURITIES OWNED

Securities owned at December 31, 2011 consist of the following, at fair value (in thousands):

	Securities Owned
Marketable:	
Equities and options	$ 5,726
	5,726
Not readily marketable:	
Limited partnerships-consolidated management companies	1,037
Limited partnerships-other	21,618
Warrants	1,803
Stocks and options	419
	24,877
	$ 30,603

FASB *Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

NOTE E – SECURITIES OWNED – Continued

The Company uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy securities owned as of December 31, 2011 (in thousands):

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities and options	$ 5,726	$ 222	$ 197	$ 6,145
Limited partnerships-consolidated management companies	-	-	1,037	1,037
Limited partnerships-other	-	-	21,618	21,618
Warrants	-	1,502	301	1,803
Total securities owned	$ 5,726	$ 1,724	$ 23,153	$ 30,603

The following table sets forth a summary of changes in the fair value of the Company's Level 3 securities owned for the year ended December 31, 2011 (in thousands):

	Limited Partnerships Consolidated Management Companies	Limited Partnerships Other	Warrants	Equities and Options	Corporate Bond	Total
Balance, beginning of year	$ 4,459	$ 19,686	$ 11	$ 142	$ 356	$ 24,654
Realized losses	-	(1,035)	-	-	(356)	(1,391)
Unrealized gains	269	6,333	293	51	-	6,946
Transfers between levels	-	(1)	(3)	4	-	-
Purchases	-	4,300	-	-	-	4,300
Sales	-	(1,226)	-	-	-	(1,226)
Distributions	(3,691)	(6,439)	-	-	-	(10,130)
Balance, end of year	$ 1,037	$ 21,618	$ 301	$ 197	$ -	$ 23,153

NOTE E – SECURITIES OWNED – Continued

Net unrealized losses for Level 3 securities owned are a component of "Equity in income of limited partnerships" and "Principal transactions, net" in the Consolidated Statement of Operations as follows for the year ended December 31, 2011 (in thousands):

	Principal transactions, net	Equity in income of limited partnerships
Unrealized gains relating to securities still held at the report date	$ 377	$ 6,569

The investments in limited partnerships are accounted for using the equity method of accounting, which approximates fair value, and principally consist of ownership in the following private investment partnerships: Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund, L.P.; Life Sciences Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund II, L.P.; Life Sciences Opportunity Fund (Institutional) II, L.P., SMH Private Equity Group I, L.P., SMH Private Equity Group II, L.P., SMH NuPhysicia, LLC, and SMH Zilliant, LLC. The Company expects to receive its interests in the limited partnerships over the remaining one to ten year life of the limited partnerships. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows as of and for the year ended December 31, 2011 (in thousands) (unaudited):

Combined results of operations:	
Net investment loss	$ (2,847)
Change in unrealized loss on investments	(35,032)
Realized gain on investments	33,964
Decrease in partners' capital resulting from operations	$ (3,915)
Combined total assets	$ 145,023
Combined total liabilities	1,994
Combined net assets	$ 143,029

NOTE F – FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, consist of the following at December 31, 2011 (in thousands):

Furniture and fixtures	$	2,437
Office equipment		4,094
Leasehold improvements		11,218
		17,749
Accumulated depreciation and amortization		(13,009)
Furniture, equipment, and leasehold improvements, net	$	4,740

NOTE G – INCOME TAXES

The income tax provision (benefit) was composed of the following for the year ended December 31, 2011 (in thousands):

From continuing operations:		
Current	$	(10,058)
Deferred		8,354
Income tax benefit from continuing operations		(1,704)
From discontinued operations		(1,389)
Income tax benefit	$	(3,093)

The difference between the effective tax rate reflected in the income tax provision (benefit) from continuing operations and the statutory federal rate for the year ended December 31, 2011 is analyzed as follows (in thousands):

Expected federal tax at statutory rate of 34%	$	(1,466)
Noncontrolling interest		(465)
State tax benefit		(653)
Change in valuation allowance		724
Change in state effective rate		197
Other nondeductible expenses		34
Return to accrual adjustment		(75)
Income tax provision	$	(1,704)

NOTE G – INCOME TAXES – Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 are presented below (in thousands):

Deferred tax assets:	
Gain on disposal of assets	$ 1,477
Adjustment for discontinued operations	385
State net operating loss	724
Accumulated depreciation	376
Allowance for doubtful accounts	613
Deferred compensation	359
Partnership investments	2,513
Restricted stock compensation	99
Total gross deferred tax assets	6,546
Deferred tax liabilities:	
Nontaxable partnership distributions	(28)
Unrealized gain on securities owned	(15,956)
Prepaid expenses	(255)
Imputed interest expense	(100)
Total gross deferred tax liabilities	(16,339)
Net deferred tax liability before valuation allowance	(9,793)
Valuation allowance	(724)
Net deferred tax liability	$ (10,517)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that certain state net operating losses will expire unused. As a result, the Company has recorded a full valuation allowance on this deferred tax asset in the amount of $724,000 at December 31, 2011.

NOTE H – CONCENTRATIONS OF RISK

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

NOTE H – CONCENTRATIONS OF RISK – Continued

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company leases office space under noncancelable operating leases that expire by 2018 with initial noncancelable terms in excess of one year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases, including rent escalations, tenant improvement and free rent periods. Rental expense for the year ended December 31, 2011 totaled $2.7million. Future minimum rentals approximate (in thousands):

Year ending:		
2012	$	7,443
2013		6,135
2014		2,687
2015		1,904
2016		1,890
Thereafter		1,434
Total minimum rental payments		21,493
Minimum sublease rentals		(7,623)
Net minimum rental payments	$	13,870

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers. Deposits with clearing organizations were $300,000 at December 31, 2011.

The Company has issued letters of credit in the amounts of $245,000, $230,000, and $130,000 to the owners of three of the offices that we lease to secure payment of our lease obligation for that facility.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. The Company accounts for litigation losses in accordance with FASB *ASC No. 450*, "*Contingencies.*" Under *ASC No. 450*, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes known. Accordingly, the Company is often initially unable to develop a best estimate of loss, and therefore the minimum amount, which could be zero, is recorded. As information becomes known, either the minimum loss amount is increased, resulting in additional loss provisions, or a best estimate can be made, also resulting in additional loss provisions. Occasionally, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously expected. A contingent liability of approximately $562,000 has been recorded at December 31, 2011 for these proceedings and exposures. These reserves represent management's best estimate of probable loss, as defined by FASB ASC No. 450, "Contingencies".

In addition, in July 2008, the Dallas regional office of the Financial Industry Regulatory Authority (FINRA) conducted a routine examination of the Company's broker-dealer activities. The Company received an examination report on December 31, 2008, which identified a number of deficiencies in the Company's operations. In April 2009, the Company resolved half of the deficiencies noted through a compliance conference procedure. On October 5, 2010, the Company received a "Wells letter" notification from FINRA, which stated that the staff of FINRA had made a preliminary determination to recommend that disciplinary action be brought against the Company and two former employees based on alleged violations of certain federal securities laws and FINRA rules based on the deficiencies identified in the 2008 examination. Counsel for the Company and the former employees have reached an agreement in principle with the Dallas regional office of FINRA to resolve the matter. While the agreement must be finalized, we do not believe its impact on the Company will be material.

In May 2009, SMH guaranteed the debt of TEFG in connection with TEFG entering into a credit facility. In December 2010, SMH became aware that under the SEC net capital rules, SMH was required to treat any debt guaranteed by SMH as indebtedness of SMH for purposes of calculating SMH's net capital and that any assets of SMH pledged as collateral were ineligible assets for purposes of determining SMH's net capital. After consulting with FINRA and the SEC, SMH concluded that it had violated the net capital rules from May 10, 2009 to December 2, 2010. As required by applicable FINRA and SEC rules, SMH reported this violation to

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

the SEC and FINRA in accordance with Rule 17a-11 on December 2, 2010. In order to address the net capital requirement TEFG entered into a number of transactions with SMH, the net effect of which was to increases SMH's net capital by $8.8 million. In addition, TEFG, SMH, and Prosperity Bank amended the agreements previously entered into by SMH to remove SMH as a guarantor of the loan to TEFG and to release all liens on SMH's assets. Counsel for the Company has reached an agreement in principle with the Dallas regional office of FINRA to resolve the matter. While the agreement must be finalized, we do not believe its impact on the Company will be material.

The FINRA regional office in Chicago is conducting a review of the option activities at SMH's Cleveland/Beachwood office that resulted in the various customer complaints being filed pertaining to certain registered representatives option strategies. FINRA has requested various documents and that a number of current and former employees provide on the record testimony concerning the activities. Counsel for the Company has reached an agreement in principle with the Dallas and Chicago regional offices of FINRA to resolve the matter. While the agreement must be finalized, we do not believe its impact on the Company will be material.

On December 28, 2011, Hite Hedge Asset Management, LLC and two of its hedge funds filed a FINRA arbitration proceeding against SMH and one of its registered representatives (FINRA Case No. 11-04815), alleging that SMH's actions in charging approximately $940,000 in fees to locate "hard to borrow" securities against Hite's accounts constituted a breach of SMH's agreement not to charge location fees, common law fraud, false and deceptive trade practice under Chapter 93A of the Massachusetts General Laws, a breach of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, a breach of SMH's and its representative's responsibility for good faith and fair dealing and obligation to observe high standards of commercial honor and just and equitable principals of trade under FINRA conduct rules, and a violation of sales practice obligations under FINRA and SEC rules with respect to short sale transactions. Hite requests reimbursement of the fees, punitive damages, and legal fees and costs. SMH believes it has meritorious defenses to the allegations and intends to vigorously defend against the allegations.

NOTE J – RELATED-PARTY TRANSACTIONS

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common shares of TEFG under certain Incentive Plans. The value of the shares will be expensed by the Company over the one to five-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2011, the value of TEFG common stock granted to Company employees aggregated to $416,000. The unamortized and unrecognized portion at fair value of the current and prior period restricted grants is $554,000 at December 31, 2011. Compensation expense related to forgiveness of notes receivable of $312,000, amortization expense of unearned compensation of $504,000 and stock compensation expense for Income Plan grants of $304,000 was recorded in 2011.

During 2001, SMH formed PTC to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. SMH's investment in PTC was recorded at $17.6 million as of December 31, 2011. SMH recorded an unrealized gain from the increase in the fair value of its investment in PTC of $7.8 million during the twelve months ended December 31, 2011. In addition, PTC has distributed

NOTE J – RELATED-PARTY TRANSACTIONS – Continued

$5.3 million in cash to the Company during the twelve months ended December 31, 2011. The unrealized gains and distributions are included in "Equity in income of limited partnerships" on the Consolidated Statement of Operations. The increase in fair value of the investment for the twelve months ended December 31, 2011 is based primarily on two potential exit transactions, as well as the use of an income and market approach in accordance with ASC 820, *Fair Value Measurement.*

The Company owns controlling interests in several limited liability companies that act as the general partners in several private investment limited partnerships. The private investment limited partnerships pay management fees to the general partners. Certain officers of SMH serve on the boards of directors of entities in which the Partnerships invest. In addition, SMH has served, and may in the future serve, as the placement agent advisor, offering manager, or underwriter for companies in which the Partnerships invest. Management fees paid by the management companies of the private investment limited partnerships are included in the revenue caption "Investment advisory and related services" on the Consolidated Statement of Operations. See "Note 3 – Securities Owned". The management fees paid were $2.7 million for the twelve months ended December 31, 2011.

At December 31, 2011, the Company owned 563,000 shares of TEFG common stock with a market value of $3.7 million. The shares are included in Marketable securities owned and valued under Level 1 of the fair value hierarchy.

See "Note D – Receivables, Net" for related party notes receivable.

NOTE K – BENEFIT PLANS

The Company's employees participate in the TEFG 401(k) plan. The Company's matching contributions were $238,000 during the twelve months ended December 31, 2011.

NOTE L – DEFERRED COMPENSATION PLANS

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds, if any, to these key executives and employees, from the exercise or sale of such securities. The liability associated with the securities that were owned at the end of 2011, which correspond to deferred compensation liabilities under the plan, were $477,000 as of December 31, 2011.

NOTE M – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $8.2 million, which was $7.3 million in excess of the required minimum net capital of $920,000. At December 31, 2011, the Company had aggregate indebtedness of $13.8 million. The Company's aggregate indebtedness to net capital ratio was 1.68 to 1 at December 31, 2011.

The difference in total assets and total liabilities from the Statement of Financial Condition and the Computation of Net Capital under Rule 15c3-1 is attributable to a difference between regulatory reporting and reporting in accordance with accounting principles generally accepted in the United States of America, as it relates to the Company's deferred tax asset, net of valuation allowance, of $5.8 million.

NOTE N – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE O – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information:		
Cash paid for interest	$	7
Cash paid for income taxes, net		47
Supplemental disclosures of noncash transactions:		
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers		301
Non-cash investing activities:		
Dispositions:		
Receivables, net		1,152
Securities owned		1,036
Accounts payable and accrued liabilities		271

NOTE P – DISCONTINUED OPERATONS

During the first quarter of 2009, the Company closed three retail offices. This decision was made due to the offices' inability to achieve sufficient revenue to offset their costs. The results of operations for these offices have been reclassified as discontinued operations for the year ended December 31, 2011.

During the fourth quarter of 2011, the Company completed the final spin-off transaction of the Concept Capital, a division of the Company. The results of operations for Concept Capital have been reclassified as discontinued operations for the year ended December 31, 2011.

A summary of selected financial information of discontinued operations is as follows for the year ended December 31, 2011 (in thousands):

Operating activities:		
Revenue	$	4,378
Expenses		6,185
Loss from discontinued operations before income taxes		(1,807)
Benefit from income taxes		614
Loss from operations of discontinued operations		(1,193)
Loss on sale of discontinued operations, net of income taxes of $775		(1,504)
Loss from discontinued operations	$	(2,697)

Major classes of assets and liabilities of the Concept entity disposed of and accounted for as discontinued operations in the accompanying Consolidated Statement of Financial Condition at December 31, 2011 were as follows (in thousands):

Cash and cash equivalents	$	10
Receivables, net		1
Other Assets		226
Total assets of discontinued operations	$	237
Accounts payable and accrued liabilities	$	23
Total liabilities of discontinued operations	$	23

There were no assets and liabilities of the three closed offices remaining at December 31, 2011.

NOTE Q – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 29, 2012 and is not aware of any events which would require recognition or disclosure in the financial statements.

Sanders Morris Harris Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011
(Dollars in thousands)

Net capital:		
Total consolidated stockholder's equity attributable to Sanders Morris Harris Inc. per the accompanying financial statements	$	54,067
Other allowable credits		20,580
		74,647
Nonallowable assets:		
Nonallowable receivables		(10,042)
Furniture, equipment, and leasehold improvements, net		(4,740)
Not readily marketable securities		(24,877)
Receivable from parent and affiliates		(17,318)
Other nonallowable assets		(7,957)
Total nonallowable assets		(64,934)
Net capital before haircuts on securities positions		9,713
Haircuts on securities positions		(1,506)
Net capital	$	8,207
Aggregate indebtedness:		
Payable from parent and affiliates	$	7,148
Accounts payable and other accrued liabilities		2,986
Sales commissions and bonuses payable		3,665
Total aggregate indebtedness	$	13,799
Ratio of aggregate indebtedness to net capital		1.68
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	920
Excess net capital	$	7,287

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2011.

Sanders Morris Harris Inc.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2011

EXEMPTION FROM RULE 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168

T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Sanders Morris Harris Inc.

In planning and performing our audit of the consolidated financial statements of Sanders Morris Harris Inc. (the "Company") and subsidiaries as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

Grant Thornton

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent; or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 29, 2012

Form SIPC-7 Opinion

Sanders Harris Morris, Inc.

For the Year Ended December 31, 2011

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
333 Clay Street, 27th Floor
Houston, TX 77002-4168

T 832.476.3600
F 713.655.8741
www.GrantThornton.com

Report of Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Sanders Morris Harris, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Sanders Morris Harris, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sanders Morris Harris Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sanders Morris Harris Inc.'s management is responsible for Sanders Morris Harris Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 29, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038325 FINRA DEC
SANDERS MORRIS HARRIS INC 20*20
ATTN LESLIE JALLANS ACCT DEPT
600 TRAVIS ST STE 5800
HOUSTON TX 77002-3008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Cindy Burnette (713) 993-4690

2. A. General Assessment (item 2e from page 2) $ 86,496.55

B. Less payment made with SIPC-6 filed (exclude interest) (56,208.32)

July 27, 2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 30,288.23

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 30,288.23

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 30,288.23

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sanders Morris Harris, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 28th day of February , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending December 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,887,352
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,112,892
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,573,489
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Management Fees	1,058,912
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7,221	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 543,437	
Enter the greater of line (i) or (ii)	543,437
Total deductions	4,288,730
2d. SIPC Net Operating Revenues	$ 34,598,622
2e. General Assessment @ .0025	$ 86,496.55

(to page 1, line 2.A.)